[ACCENTURE LETTERHEAD]
October 20, 2008
VIA EDGAR

Re:	Accenture SCA’s Annual Report on Form 10-K
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     With respect to the Annual Report on Form 10-K for Accenture SCA’s fiscal year ended August 31, 2008 filed on October 20, 2008 (the “Annual Report”), we respectfully advise the Commission that the Consolidated Financial Statements included in the Annual Report do not reflect any change in any accounting principles or practices, or in the method of applying any such principles or practices, from our report for the fiscal year ended August 31, 2007, except for the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” on September 1, 2007.
     Please do not hesitate to contact me at 312.693.4544 with any questions that you may have regarding the Annual Report.

Very truly yours, ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory
/s/ Richard Buchband
By: Richard Buchband
Its: Assistant Secretary